XPONENTIAL, INC.
2175 Old Concord Rd SE, Suite 200
Smyrna, Georgia 30080

May 28, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

  Re:
  Xponential, Inc.
  Registration Statement on Form SB-2 (File No. 333-112180)
  Request for Withdrawal (Form RW)

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Xponential, Inc. (the "Registrant") hereby makes application to withdraw its Registration Statement on Form SB-2 filed January 26, 2004, File Number 333-112180 (the "Registration Statement"), relating to the offering by the Registrant of $20,000,000 of 8% Limited Recourse Secured Convertible Subordinated Notes Due 2014. The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. The Registrant is requesting the withdrawal of the Registration Statement because it has determined that market conditions are not conducive to the offering and the Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

        The Registrant requests, in accordance with Securities Act Rule 457(p), that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

        Accordingly, we request that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement.

        Should you have any questions regarding this matter, please call our attorney, Margaret E. Holland of Holland, Johns, Schwartz &Penny, LLP, at 817-335-1050.

Sincerely,
XPONENTIAL, INC.
By:	/s/ DWAYNE A. MOYERS Dwayne A. Moyers Chief Executive Officer